SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934\

                                (Amendment No. 3)

                        BURNHAM PACIFIC PROPERTIES, INC.
                                (Name of Issuer)
                Shares of Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                    12232C108
                                 (CUSIP Number)
                              Allen Curtis Greer II

                       Westbrook Real Estate Counsel, LLC

                               265 Franklin Street
                                   Suite 1800

                           Boston, Massachusetts 02110

                                 (617) 488-6103

                                 with a copy to:

                                George F. Schoen
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1740
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 August 31, 2000

          (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | |. NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 12232C108.

                                  SCHEDULE 13D

CUSIP No. 12232C108                                         Page 2 of 34 Pages
--------------------                                    ------------------------



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK REAL ESTATE PARTNERS, L.L.C. --I.R.S. IDENTIFICATION NO. ____
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        WC
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        | |
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------

      NUMBER OF        7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY                0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                       8         SHARED VOTING POWER

                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 4,552,845

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                         Page 3 of 34 Pages
-------------------                                         -------------------



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK REAL ESTATE PARTNERS MANAGEMENT II, L.L.C. --I.R.S. IDENTIFICATION NO. ____
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        AF
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        | |
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

-------------------------------------------------------------------------------

      NUMBER OF        7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY                0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                       --------------------------------------------------------
                       8         SHARED VOTING POWER

                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 4,552,845

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                          Page 4 of 34 Pages
-------------------                                          ------------------



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK REAL ESTATE FUND II, L.P. --I.R.S. IDENTIFICATION NO. ____
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) | | (b) | |
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        WC
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------

      NUMBER OF        7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY                0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                       8         SHARED VOTING POWER

                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 4,552,845
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                          Page 5 of 34 Pages
-------------------                                          ------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP II, L.P. --I.R.S. IDENTIFICATION NO. ____
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) | | (b) | |
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        WC
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        | |
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

-------------------------------------------------------------------------------

      NUMBER OF        7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                  0
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                       8         SHARED VOTING POWER

                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER


                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER


                                 4,552,845
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                          Page 6 of 34 Pages
-------------------                                          ------------------



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        WESTBROOK BURNHAM HOLDINGS, L.L.C. --I.R.S. IDENTIFICATION NO. ____
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) | | (b)| |
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        WC
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        | |
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

-------------------------------------------------------------------------------

      NUMBER OF        7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY                0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                       --------------------------------------------------------
                       8         SHARED VOTING POWER

                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 4,552,845
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                          Page 7 of 34 Pages
-------------------                                          ------------------




1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        WESTBROOK BURNHAM CO-HOLDINGS, L.L.C. --I.R.S. IDENTIFICATION NO. ____
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |
-------------------------------------------------------------------------------
3       SEC USE ONLY
        SOURCE OF FUNDS
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        WC
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        | |
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------

      NUMBER OF        7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY                0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                       --------------------------------------------------------
                       8         SHARED VOTING POWER

                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 4,552,845
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                          Page 8 of 34 Pages
-------------------                                          ------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Gregory J. Hartman
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) | | (b) | |

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        AF
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        United States
-------------------------------------------------------------------------------

      NUMBER OF        7         SOLE VOTING POWER
        SHARES
     BENEFICIALLY                0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                       --------------------------------------------------------
                       8         SHARED VOTING POWER

                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 4,552,845
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( See Instructions) | |
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                          Page 9 of 34 Pages
-------------------                                          ------------------



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Paul D. Kazilionis
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | |(b)| |
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        AF
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        United States
-------------------------------------------------------------------------------

                       7         SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                       8         SHARED VOTING POWER

                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 4,552,845
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,552,845
-------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) | |
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.3%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                         Page 10 of 34 Pages
-------------------                                         -------------------

 1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Jonathan H. Paul
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) (b)
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF
-------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------

                       7         SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                       8         SHARED VOTING POWER
                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER
                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
                                 4,552,845
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                         Page 11 of 34 Pages
-------------------                                         -------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        William H. Walton III
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) (b)
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------

                       7         SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                       8         SHARED VOTING POWER
                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER
                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
                                 4,552,845
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                         Page 12 of 34 Pages
-------------------                                         -------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Patrick K. Fox
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) (b)
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------

                       7         SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                       8         SHARED VOTING POWER
                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER
                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
                                 4,552,845
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 12232C108                                         Page 13 of 34 Pages
--------------------                                        -------------------



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Keith Gelb
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) (b)
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------

                       7         SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                       8         SHARED VOTING POWER
                                 4,552,845
                       --------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER
                                 0
                       --------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
                                 4,552,845
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,845
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
-------------------------------------------------------------------------------

          This Amendment No. 3 ("Amendment No. 3") amends and supplements the Statement on Schedule 13D ("Schedule 13D"), filed on January 13, 2000, as amended by Amendment No. 1, filed on February 3, 2000, and Amendment No. 2, filed on August 21, 2000, by (i) Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company ("WREP"), (ii) Westbrook Real Estate Partners Management II, L.L.C., a Delaware limited liability company ("WREM II"), (iii) Westbrook Real Estate Fund II, L.P., a Delaware limited partnership ("WREF II"), (iv) Westbrook Real Estate Co-Investment Partnership II, L.P., a Delaware limited partnership ("WRECIP II"), (v) Westbrook Burnham Holdings, L.L.C., a Delaware limited liability company ("Holdings"), (vi) Westbrook Burnham Co-Holdings, L.L.C., a Delaware limited liability company ("Co-Holdings"), (vii) Gregory J. Hartman ("Hartman"), a member of WREP,
(viii) Paul D. Kazilionis ("Kazilionis"), a member of WREP, (ix) Jonathan H. Paul ("Paul"), a member of WREP, (x) William H. Walton III ("Walton"), a member of WREP, (xi) Patrick K. Fox ("Fox"), a member of WREP, and (xii) Keith
B. Gelb ("Gelb")a member of WREP. WREP, WREM II, WREF II, WRECIP II, Holdings, Co-Holdings, Hartman, Kazilionis, Paul, Walton, Fox and Gelb are sometimes referred to collectively herein as the "Reporting Persons" or "Westbrook".

Item 1.   Security and Issuer.

          This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Issuer" or "Burnham"). The principal executive offices of the Issuer are located at 110 West "A" Street, San Diego, California 92101.

Item 3.   Source and Amount of Funds or Other Consideration.

          On December 31, 1997, Holdings and Co-Holdings acquired 2,495,529 and 304,461 shares, respectively, of the Issuer's 1997-A Convertible Preferred Stock pursuant to a Stock Purchase Agreement, dated as of December 5, 1997, among Holdings, Co-Holdings, the Issuer and Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership"). On August 31, 2000, Holdings and Co-Holdings, redeemed preferred units in the Operating Partnership in exchange for 9 and 1 shares, respectively, of the Issuer's 1997-A Convertible Preferred Stock. On August 31, 2000, Holdings and Co-Holdings disposed of all shares of Series 1997-A Convertible Preferred Stock held by them and acquired 2,495,538 and 304,462 shares, respectively, of the Issuer's Series 2000-C Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), pursuant to an Exchange Agreement dated as of August 31, 2000, by and between Holdings, Co-Holdings, Blackacre SMC Master Holding's LLC ("Blackacre", and, together with Holdings and Co-Holdings, the "Preferred Stockholders"), the Issuer and the Operating Partnership (the "Exchange Agreement"), filed as Exhibit 7.5 attached hereto and hereby incorporated herein by reference. As of the date of this filing, Holdings and Co-Holdings have acquired 2,800,000 shares of the Preferred Stock.

Item 4.   Purpose of the Transaction.

          Holdings and Co-Holdings acquired Burnham's securities pursuant to the Exchange Agreement whereby the Preferred Stockholders agreed to vote their shares of Preferred Stock in favor of Burnham's plan of liquidation and for the election of certain individuals to the board of directors of Burnham. Burnham and the Preferred Stockholders also agreed to certain other matters in the Exchange Agreement, including the following: (a) the exchange of all outstanding shares of Burnham's Series 1997-A Convertible Preferred Stock for shares of the Preferred Stock, which have different terms from Burnham's 1997-A Series Preferred Stock, including, without limitation, (i) the right of the holders of a majority of the Preferred Stock to elect two directors to the board of directors of Burnham,
(ii) the right to required Burnham to redeem the Preferred Stock on September 31, 2001 and upon the occurrence of other specified events and (iii) the right to prohibit the payment of dividends on Burnham's common stock after March 31, 2001 and upon the occurrence of other specified events, (b) limitations on the severance packages available to Burnham's senior management, (c) the management of Burnham, (d) reductions in Burnham's staff and number of offices, (e) restrictions on Burnham's payment of dividends to holders of its common stock, (f) the timing of the next annual meeting of Burnham's shareholders, (g) the use of proceeds of dispositions of Burnham's assets, (h) limitations on the exercise of certain rights, including the right to elect a Change of Control Preference (as defined in the Exchange Agreement), by the Preferred Stockholders under their preferred equity investments; (i) enhancing the Preferred Stockholders' observation rights with respect to meetings of the board of directors of Burnham; and (j) certain changes to the by-laws of Burnham. A copy of the Exchange Agreement is attached hereto as Exhibit 7.5 and is incorporated herein by reference. This item 4 is qualified in its entirety by reference to the complete text of the Exchange Agreement.

Except as set forth above and in the Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of item 4.

Item 5.   Interest in Securities of the Issuer.

          (a) Holdings is the record owner of 2,495,538 shares of Preferred Stock which are presently convertible into 4,057,785 shares of Common Stock of the Issuer (such 4,057,785 shares, the "Holdings Conversion Shares"). The number of Holdings Conversion Shares was calculated in accordance with Section 5 of the Articles Supplementary.

          Co-Holdings is the record owner of 304,462 shares of Preferred Stock which are presently convertible into 495,060 shares of Common Stock of the Issuer (such 495,060 shares, the "Co- Holdings Conversion Shares"). The number of Co-Holdings Conversion Shares was calculated in accordance with Section 5 of the Articles Supplementary.

          Because of their relationship as affiliated entities, both Holdings and Co-Holdings may be deemed to own beneficially both the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole managing member of Holdings, WREF II may be deemed to own beneficially both the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole managing member of Co-Holdings, WRECIP II may be deemed to own beneficially both the

Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole general partner of WREF II and WRECIP II, WREM II may be deemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole managing member of WREM II, WREP may be deemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the managing members of WREP, Hartman, Kazilionis, Paul, Walton, Fox and Gelb may be deemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares.

          Holdings disclaims beneficial ownership of the Co- Holdings Conversion Shares. Co-Holdings disclaims beneficial ownership of the Holdings Conversion Shares. WREF II, WRECIP II, WREM II, WREP, Hartman, Kazilionis, Paul, Walton, Fox and Gelb each disclaim beneficial ownership of the Holdings Conversion Shares and the Co-Holdings Conversion Shares.

          Each of the Reporting Persons may be deemed to own beneficially 12.3% of the Issuer's Common Stock, which percentage is calculated based upon (i) 32,324,046 shares of Common Stock reported outstanding by the Issuer as of August 11, 2000, and (ii) that number of shares of Common Stock (4,552,845) issuable upon the conversion of Preferred Stock owned by Holdings and Co-Holdings.

          Under the Exchange Agreement, Holdings and Co-Holdings also have certain preemptive rights exercisable upon the issuance by the Issuer of additional Common Stock as set forth in Section 6.4 of the Stock Purchase Agreement.

          (b) Number of Shares as to which each such person has

          (i) Sole power to vote or direct the vote: 0 shares for each Reporting Person;

          (ii) Shared power to vote or direct the vote: 4,552,845 shares for each Reporting Person;

          (iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person;

          (iv) Shared power to dispose or to direct the disposition: 4,552,845 shares for each Reporting Person.

          (c) The Reporting Persons have not effected any transactions in Common Stock directly or indirectly during the 60 days prior to the date of this Schedule 13D.

          (d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 2,800,000 shares of Preferred Stock or any other securities of the Issuer acquired by the Reporting Persons as described in
     Item 3.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Section 10(e) of the Articles Supplementary relating to the Preferred Stock sets forth certain circumstances in which all holders of the Preferred Stock are required or permitted to vote, grant or deny approvals or make or decline elections, in each case with respect to the Preferred Stock, and provides that in each case the matter shall be determined for all holders as WREF II may indicate.

          The Exchange Agreement contains certain agreements relating to the Preferred Stock, including with respect to voting and registration rights. A copy of the Exchange Agreement is attached hereto as Exhibit 7.5 and is incorporated herein by reference. This item 6 is qualified in its entirety by reference to the complete text of the Exchange Agreement.

          Holdings, Co-Holdings and Blackacre currently intend to enter into a voting agreement whereby each of them will agree to vote their respective voting securities of the Issuer on certain matters in a manner mutually agreed upon by Holdings, Co-Holdings and Blackacre.

          On September 11, 2000, Holdings, Co-Holdings and Blackacre entered into an amendment to the Exchange Agreement (the "Amendment") whereby, among other things, (a) the Preferred Stockholders consented to Burnham's execution of the Liquidation Agreement and the Schottenstein Agreement (as such terms are defined in the Amendment), (b) the Preferred Stockholders consented to the payment of dividends on Burnham's common stock, (c) Burnham agreed to modify its Shareholder Rights Plan to permit increased ownership of Burnham's common stock by the Preferred Stockholders and certain other shareholders and
(d) Burnham agreed to nominate a certain individual to the board of directors of Burnham on and after the date on which no shares of Preferred Stock remain outstanding. A copy of the Amendment is attached hereto as Exhibit 7.6 and is incorporated herein by reference. This item 6 is qualified in its entirety by reference to the complete text of the Amendment.

     Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.


     Exhibit                                 Description
     -------                                 -----------

       7.5 Exchange Agreement, dated as of August 31, 2000, by and among Holdings, Co-Holdings, the Issuer, the Operating Partnership and Blackacre incorporated by reference to
                  Exhibit 10.1 of the current report on Form 8- K filed by the Issuer on September 6, 2000.

       7.6 Amendment to the Exchange Agreement, dated as of September 11, 2000, by and among Holdings, Co-Holdings, Blackacre and the Issuer.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000


                                  WESTBROOK REAL ESTATE PARTNERS, L.L.C.



                                  By:  /s/ Patrick K. Fox
                                       -------------------------
                                       Name:   Patrick K. Fox
                                       Title:  Attorney-in-Fact

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000



                                     WESTBROOK REAL ESTATE PARTNERS
                                     MANAGEMENT II, L.L.C.


                                      By:  /s/ Patrick K. Fox
                                           ---------------------------
                                           Name:   Patrick K. Fox
                                           Title:  Attorney-in-Fact

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000


                              WESTBROOK REAL ESTATE FUND II, L.P.


                              By:  /s/ Patrick K. Fox
                                   ---------------------------------
                                   Name:   Patrick K. Fox
                                   Title:  Attorney-in-Fact

                                                                              21
Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000



                                WESTBROOK REAL ESTATE CO-INVESTMENT
                                PARTNERSHIP II, L.P.


                                By:  /s/ Patrick K. Fox
                                     ------------------------------------
                                     Name:   Patrick K. Fox
                                     Title:  Attorney-in-Fact

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000


                                 WESTBROOK BURNHAM HOLDINGS, L.L.C.


                                 By:  /s/ Patrick K. Fox
                                      ----------------------------------
                                      Name:   Patrick K. Fox
                                      Title:  Attorney-in-Fact

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000



                           WESTBROOK BURNHAM CO-HOLDINGS, L.L.C.


                           By:  /s/ Patrick K. Fox
                                -----------------------------------
                                Name:   Patrick K. Fox
                                Title:  Attorney-in-Fact

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000

                            GREGORY J. HARTMAN


                            /s/ Patrick K. Fox
                            ----------------------------
                            Name:   Patrick K. Fox
                            Title:  Attorney-in-Fact

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 14, 2000

                                 PAUL D. KAZILIONIS


                                 /s/ Patrick K. Fox
                                 ------------------------------------
                                 Name:   Patrick K. Fox
                                 Title:  Attorney-in-Fact

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000

                                  JONATHAN H. PAUL


                                 /s/ Patrick K. Fox
                                 --------------------------------------
                                 Name:   Patrick K. Fox
                                 Title:  Attorney-in-Fact

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000

                                  WILLIAM H. WALTON III


                                  /s/ Patrick K. Fox
                                  -------------------------------------
                                  Name:   Patrick K. Fox
                                  Title:  Attorney-in-Fact

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000


                                    /s/ Patrick K. Fox
                                    ------------------------------------
                                    Patrick K. Fox

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 14, 2000

                                     KEITH GELB


                                     /s/ Patrick K. Fox
                                     -----------------------------------
                                     Name:   Patrick K. Fox
                                     Title:  Attorney-in-Fact

                                                                    Exhibit 7.6

Westbrook Burnham Holdings, L.L.C.
Westbrook Burnham Co-Holdings, L.L.C.
Blackacre SMC Master Holdings, LLC



Burnham Pacific Properties, Inc.
110 West A Street
San Diego, CA 92101
                                                             September 11, 2000
         Re:      Exchange Agreement

Ladies and Gentlemen:

          Pursuant to the Exchange Agreement (the "Exchange Agreement"), dated August 31, 2000, entered into among Burnham Pacific Properties, Inc. (the "Company"), Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership"), and each of Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co- Holdings, L.L.C., and Blackacre SMC Master Holdings, LLC (collectively, the "Preferred Stockholders"), the Company may not engage in certain activities without the prior written consent of the Preferred Stockholders. Terms used herein and not defined herein shall have the meanings assigned to such terms in the Exchange Agreement.

          1. The Preferred Stockholders, by their execution of this agreement (the "Agreement"), hereby consent to and approve the execution, delivery and performance of the agreement by and among the Company and Jay L. Schottenstein ("JLS"), Schottenstein Stores Corporation ("SSC"), Jublilee Limited partnership ("JLP"), Jubilee Limited Partnership III ("JLPIII"), Schottenstein Professional Asset Management Corp. ("SPAMC"), Michael L. Ashner ("MLA") and Susan Ashner ("SA" and, together with JLS, SSC, JLP, JLPIII, SPAMC and MLA, the "SA Group") in the form attached hereto as Exhibit A (the "Schottenstein Agreement") and to the following actions which may be taken by the Company pursuant to and in accordance with the terms of the Schottenstein Agreement: (i) an amendment to the Company's Bylaws to increase the maximum number of members of the Board to nine (excluding any directors to be elected solely by the holders of the Company's Series 2000- C Convertible Preferred Stock) in accordance with
Section 4(f) of the Exchange Agreement; (ii) the election of JLS and MLA to the Company's Board of Directors on or about the day hereof; (iii) an amendment to the slate of nominees to be proposed for election at the 2000 Annual Meeting of Stockholders, as set forth in the Exchange Agreement, to include JLS and MLA on that slate of nominees with the result that they will become part of the Slate and that the Company's proposal of such a slate of nominees for election at the 2000 Annual Meeting of Stockholders shall not violate any provisions of the Exchange Agreement, including but not limited to
Section 3(e) thereof; and (B) the execution, delivery and performance by the Company of the Liquidation and Property Management Services Agreement (the "Liquidation Agreement") in the form attached as Exhibit B hereto; provided that the Preferred Stockholders shall retain any approval or consent rights granted to them pursuant to the Schottenstein Agreement or the Liquidation Agreement. The Preferred Stockholders, by their execution of this agreement, hereby consent to and approve the payment on September 29, 2000 of a dividend of ten cents per share on each outstanding share of the Company's common stock and of a distribution of ten cents per share on each outstanding common unit of Burnham Pacific Operating Partnership, L.P; provided that all Accrued Dividends (as such term is defined in the Articles Supplementary) owing to the Preferred Stockholders as of such date are paid to the Preferred Stockholders prior to or concurrently with such dividends and distributions to the Company's common stockholders and the Operating Partnership's common unitholders. Without the written consent of the Preferred Stockholders, the Company and the Operating Partnership hereby agree that each shall not agree to any amendment to or waiver of the Schottenstein Agreement or any material amendment or waiver of the Liquidation Agreement, it being understood that any such consent relating to the Liquidation Agreement shall be given pursuant to the standard set forth in Section 12.8 of the Liquidation Agreement.

          The Preferred Stockholders waive any rights such Preferred Stockholders may have to a Change of Control Preference or Liquidation Preference or other benefit as a result of any of the events described in this
Section 1.

          2. The Preferred Stockholders and the Company hereby agree that every reference in the Exchange Agreement to "November 14, 2000" shall be deemed to be a reference to "December 15, 2000".

          3. The Company, by its execution of this Agreement, hereby agrees that (a) on and after the date on which no Series 2000 Shares are outstanding, the Board shall (i) amend the Company's Bylaws to increase the maximum number of Directors elected by the common shareholders of the Company by one, (ii) elect Allen Curtis Greer II to fill the vacancy created by increasing the size of the Board pursuant to clause (i) above and (iii) nominate the individual elected to the Board pursuant to clause (ii) above for election to the Board at any subsequent meeting of the stockholders of the Company at which such vote will be held, (b) in the event that the Board shall delegate the authority to make decisions or take actions with respect to the liquidation of the Company and its assets to a committee or sub- committee of the Board, then the number of directors nominated by the SA Group (as such term is defined in the Schottenstein Agreement) that serve on any such committee or sub-committee shall not be proportionally greater than the proportion of all directors nominated by the SA Group (as such term is defined in the Schottenstein Agreement) to the entire Board (including any members of the Board elected by the holders of the Series 2000 Shares) and (c) the Company shall not amend the Rights Agreement without the consent of the Preferred Stockholders, except (i) in accordance with clause (a) of paragraph 4 below, or (ii) in connection with any offer to acquire greater than 50% of the common stock of the Company by means of a tender offer, merger or similar transaction.

          4. (a) Within three business days after the date hereof, (i) the Company shall amend the Rights Agreement, or take such other action with respect thereto, such amendment or other action to be in form and substance reasonably acceptable to the Preferred Stockholders and its legal counsel, in order to permit each of Westbrook, Blackacre and Morgan Stanley, Dean Witter & Co. and its affiliates (collectively, the "Exempted Holders") to beneficially own 19.9% of the outstanding common stock (which may include, without limitation, shares convertible into common stock) of the Company (without attributing to either Westbrook or Blackacre for purposes of determining its ownership of such shares any such shares beneficially owned by the other) (the "Permitted Ownership") without triggering any adverse consequences to any Exempted Holder under the provisions of the Rights Agreement and (ii) the Company shall take such action as is necessary to exempt the Permitted Ownership from the provisions of Article VII, Section 7.2 of the Company's Articles of Amendment and Restatement (the "Charter"), and the Preferred Stockholders shall cooperate with the Company and take such action as may be reasonably requested by the Company in connection therewith, provided, however, that purchases of shares of common stock of the Company by the Exempted Holders may be prohibited if such purchases would result in the Company becoming "closely held" within the meaning of Section 856(h) of the Internal Revenue Code of 1986, as amended (the "Code"), or otherwise would cause the Company to fail to qualify as a Real Estate Investment Trust under the Code and the rules relating thereto. If Westbrook or Blackacre acquires beneficial ownership of any securities of the Company (other than the Series 2000 Shares) they shall vote (or cause to be voted) all such securities in favor of (i) the Board's plan of liquidation, (ii) the election of all directors nominated by the Board for election at any and all annual or special meetings of shareholders and (iii) the adoption of such amendments to the Rights Agreement and the Charter or the taking of such other action with respect thereto as the Independent Directors (as such term is defined in the Schottenstein Agreement) may determine to be necessary or appropriate to permit any other shareholder to acquire levels of Permitted Ownership (as such term is defined in the Schottenstein Agreement) that the SA Group (as such term is defined in the Schottenstein Agreement) is permitted to acquire.

          (b) The Company represents and warrants to the Preferred Stockholders that, (i) except for any actions to be taken by the

Company pursuant to this Section 4, no acts are required to be taken by the Company in order to cause the Permitted Ownership to be exempt from any restriction or limitation under the Rights Agreement, the Charter, the Company's By-laws or any other agreement or instrument to which the Company is a party or by which it is bound and (ii) the execution, delivery and performance of this Agreement by the Company will not: (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any governmental authority or court to which the Company is subject or any provision of the Charter or By-laws of the Company; or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, result in the creation of any encumbrance upon or require any notice under any agreement to which the Company is a party or by which it is bound.

          (c) The Company hereby confirms and acknowledges that the Company has adopted appropriate resolutions to exempt itself from the provisions of
Section 3-602 of the Maryland General Corporation Law with respect to the acquisition by any person of the capital stock of the Company, and the Company further confirms and acknowledges that such resolutions exempt the Permitted Ownership from such provisions.

          5. The Company and the Operating Partnership, by their execution of this Agreement, hereby agree that if any of the Company, the Operating Partnership or the Board takes any action or fails to take any action that would result in a breach of the agreements and undertakings set forth in Sections 3 or 4 above, then, after written notice to the Company by the Preferred Stockholders of any such breach, and if subject to cure, such breach has not been cured within ten Business Days after receipt of such notice, a Redemption Event shall be deemed to have occurred, notwithstanding anything to the contrary in the Exchange Agreement or the Articles Supplementary. The foregoing right shall be in addition to any remedy the Preferred Stockholders shall otherwise be entitled to at law or in equity.

          6. Except with respect to the agreements set forth in Section 3(a) and the last sentence of Section 4(a) above, on the date that no Series 2000 Shares remain outstanding, this Agreement shall terminate and have no further force and effect.

          7. This Agreement and the Exchange Agreement shall be construed in accordance with and governed by the internal laws of the State of Maryland and this Agreement hereby incorporates herein by reference, mutatis mutandis, Sections 7, 8, 10, 13, 14 and 17 of the Exchange Agreement. Except for the letter agreement among the parties hereto dated as of August 31, 2000, this Agreement, together with the Exchange Agreement, constitutes the entire contract among the parties hereto relating to the subject matter hereof. This Agreement may be executed in counterparts.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first written above.

                              Westbrook Burnham Holdings,
                              L.L.C.

                              By: /s/ A.C. Greer
                                  ---------------------------------------
                                  Name:  A.C. Greer
                                  Title: Authorized Signatory

                              Westbrook  Burnham Co-Holdings, L.L.C.

                              By:  /s/ A.C. Greer
                                   --------------------------------------
                                   Name:  A.C. Greer
                                   Title: Authorized Signatory

                              Blackacre SMC Master Holdings, LLC

                               by Blackacre SMC Holdings,
                                 L.P., its managing member
                                 by Blackacre Capital
                                   Group, LP, its
                                    general partner

                                 by Blackacre Capital
                                   Management Corp.,
                                   its general partner

                                   /s/ Ron Kravit
                                   -------------------------------------
                                   Name:  Ron Kravit
                                   Title: Managing Director

                              Burnham Pacific Properties, Inc.

                              By:  /s/ Scott C. Verges
                                   -------------------------------------
                                   Name:  Scott C. Verges
                                   Title: President